FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp
Chief Executive Officer
(561) 616-3029

John Marino
President and Chief Financial Officer
(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the year ended December 31, 2011

Boca Raton, Fla. — February 8, 2012—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $3.7 million ($0.13 earnings per common share) for the year ended December 31, 2011, compared to net income of $1.6 million ($0.06 earnings per common share) for the year ended December 31, 2010.

1st United reported net income of $857,000 ($0.03 earnings per common share) for the three months ended December 31, 2011, compared to net income of $1.3 million ($0.05 earnings per common share) for the three months ended December 31, 2010.

Highlights for the three months and year ended December 31, 2011:

Financial Condition

•	Total assets at December 31, 2011 were $1.421 billion, as compared to $1.267 billion at December 31, 2010.

•	On October 21, 2011, 1st United acquired Old Harbor Bank of Florida (“Old Harbor”) from the Federal Depository Insurance Corporation (“FDIC”). Total assets acquired were $194.7 million including $116.7 million in loans and $55.7 million in cash and cash equivalents and securities. 1st United recorded a receivable from the FDIC for credit losses on assets covered under loss sharing agreements of $18.1 million. Deposits acquired were $209.6 million and we recorded goodwill of approximately $7.0 million.

•	Deposits were $1.182 billion at December 31, 2011, as compared to $1.065 billion at December 31, 2010. The increase in deposits was primarily due to the acquisition of Old Harbor deposits of $209.6 million, offset by planned reductions in high cost deposits acquired. Non-interest bearing deposits now represent approximately 28% of total deposits at December 31, 2011, compared to 26% at December 31, 2010.

•	At December 31, 2011, 1st United had $406.3 million (46% of outstanding loans) in loans and approximately $11.1 million in other real estate (82% of total other real estate), covered by Loss Share Agreements with the FDIC. Of the $406.3 million in covered loans, $12.0 million was non-performing.

•	Total non-performing assets, including those covered by Loss Share Agreements, were $57.0 million (or 4.01% of total assets) at December 31, 2011 as compared to $40.6 million (or 3.26% of total assets) at September 30, 2011. The $16.4 million increase during the quarter was primarily related to the addition of assets covered by Loss Sharing Agreements of $8.4 million from the acquisition of Old Harbor and from a single non loss share loan with a carrying value of $11.4 million added to non-accrual during the quarter. The effects of these increases were offset by charge offs and resolutions of non-performing assets during the quarter. Non-performing assets that were not covered by Loss Share Agreements increased as of December 31, 2011 to $34.0 million (or 2.39% of total assets) from approximately $26.0 million (or 2.09% of total assets) at September 30, 2011.

•	The allowance for loan losses at December 31, 2011 was $12.8 million (1.46% of total loans). This compares to an allowance for loan losses at September 30, 2011 of $13.1 million (1.67% of total loans).

•	At December 31, 2011, securities available for sale were $201.7 million as compared to $188.5 million at September 30, 2011. The impact of the acquisition of $31.0 million in securities from the Old Harbor acquisition was partially offset by net sales during the quarter. Gains on these sales of securities were $364,000 for the quarter and year ended December 31, 2011.

•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at December 31, 2011 were 25.23%, 23.97% and 11.79%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Operating Results

Net income of $857,000 for the quarter ending December 31, 2011 was impacted by:

•	Net interest margin was 4.55% for the quarter ended December 31, 2011 as compared to 3.53% for the quarter ended December 31, 2010. Approximately $1.4 million (45 basis points) of the quarter ended December 31, 2011 margin was impacted by resolution of loans covered under Loss Sharing Agreements above the discounted carrying value of the assets. This improvement primarily resulted from higher yield on loans due to discount accretion in acquired loans and an overall reduction in the cost of funds in the most recent quarter.

•	The provision for loan losses was $2.2 million for the quarter ended December 31, 2011 and was primarily impacted by the increase in non-performing loans during the quarter.

•	Gains on the sales of securities were $364,000 during the quarter ended December 31, 2011.

•	During the quarter ending December 31, 2011, 1st United expensed approximately $326,000 of merger reorganization expense related to the Old Harbor acquisition and approximately $216,000 of salary and occupancy expenses related to Old Harbor that should be eliminated after the first quarter of 2012.

•	Included in non-interest income was $1.4 million of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amounts above the discounted carrying values which resulted in a lower than anticipated loss on those assets.

Net income of $3.7 million for the year ended December 31, 2011 was impacted by:

•	The net interest margin was 4.76% for the year ended December 31, 2011 as compared to 4.06% for the year ended December 31, 2010. Approximately $4.3 million (40 basis points) of the 2011 margin was impacted by resolution of loans covered under the Loss Share Agreements above the discounted carrying value of the assets. The net interest margin for the year ended December 31, 2011, was also positively impacted by a reduction in the overall cost of funds by 36 basis points year over year.

•	Non-recurring salary, occupancy, data processing and other integration expenses related to the acquisition and integration of the Bank of Miami and acquisition of Old Harbor were $3.1 million for the year ended December 31, 2011 compared to $2.7 million for the year ended December 31, 2010. The integration of the Bank of Miami was completed during the second quarter 2011 and the integration of Old Harbor is expected to be completed by the end of the first quarter 2012.

•	Increase in service charges and fees on deposit accounts by $490,000 for the year ended December 31, 2011 over the same period in 2010 due to an increase in total deposit accounts as a result of The Bank of Miami and Old Harbor acquisitions.

•	Included in non-interest income for the year ending December 31, 2011 was $3.8 million of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amounts above the discounted carrying values which resulted in a lower than anticipated loss on those assets.

Management Comments:

“The quarter ending December31, 2011 was an exciting period for the Company. With our acquisition of Old Harbor from the FDIC in October we are pleased to enter the Central Florida market in areas that we believe fit our brand of community banking. This acquisition added approximately $117 million in loans and over $200 million in deposits. In addition, with our recently announced pending merger with Anderen Financial, Inc., we will be further expanding our footprint in Central Florida, to include the Orlando market. We have received all regulatory approvals and look forward to consummating the merger early in the second quarter,” said Warren S. Orlando, Chairman. “We continue to believe our strong capital base and overall financial strength will continue to provide the opportunity for acquisitions for the Company.”

“Overall, we were pleased with our $857,000 and $3.7 million net earnings for the quarter and year ended 2011, respectively. The quarter and year were impacted by non-recurring merger and other related charges of $542,000 and $3.1 million, respectively. Our margin has remained strong at 4.55% for the quarter ending December 31, 2011 despite having over $100 million in excess liquidity earning about 25 basis points. Our team continues to do a terrific job in growing low cost deposits with approximately $5 million in growth in non-interest bearing deposits during the quarter, excluding the impact of Old Harbor. Loan growth continues to be stubborn, although during the quarter our net loan fundings matched the reductions in non-loss share loans. We have also seen an increase in our loan backlog compared to early 2011 and 2010,” said Rudy E. Schupp, Chief Executive Officer.

“Our non-performing assets not covered under loss share agreements increased from the September 30, 2011 total of $26.0 million to $34.0 million at December 31, 2011, an increase of $8.0 million. The increase was a result of an addition of one $11.4 million loan to non-accrual during the quarter offset by resolutions and charge offs. In addition, there continue to be economic challenges in the markets we serve, and as a result we continue to see robust loan provisioning. We recorded $2.2 million in loan provisioning for the quarter ended December 31, 2011 and $7.0 million for the year ending December 31, 2011. The increase during the quarter was primarily driven by the $11.4 loan which was placed on non-accrual, which we incurred a $1.3 million related loan provision,” said John Marino, President. “We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified. Between September 2011 and December 2011, our classified assets which include special mention and substandard loans as well as loans past due 30-89 days continued to stabilize. It should be noted that over 82% of our other real estate and 46% of total loans are covered under Loss Share Agreements.”

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 11:00 a.m. Eastern Daylight Savings Time on Thursday, February 9, 2012. The number for the conference call is (800) 857-9849 (Passcode: First United). A replay of the conference call will be available beginning the afternoon of February 9, 2012, until February 24, 2012 by dialing (800) 294-4345 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United (NASDAQ Global Select Market: FUBC) is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 19 branches in South Florida, including Brevard, Broward, Indian River, Miami-Dade, Palm Beach, Pasco and Pinellas counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3435.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the vote of the shareholder of Anderen Financial, Inc. on the merger of Anderen and 1st United; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our ability to comply with the terms of the loss sharing agreements with the FDIC; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing including the impact on our noninterest margin from the repeal of Regulation Q; negative publicity and the impact on our reputation; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECTED FINANCIAL DATA	December 31, 2011	December 31, 2010
(unaudited)	(Amounts in thousands, except per share data and outstanding shares)

BALANCE SHEET DATA
Total assets	$1,421,247	$1,267,181
Total loans	880,777	875,931
Allowance for loan losses	12,836	13,050
Cash and cash equivalents	165,424	119,752
Securities available for sale	201,722	102,289
Other real estate owned	13,512	7,409
Goodwill and other intangible assets	55,229	48,297
FDIC loss share receivable	71,900	74,332
Deposits	1,181,708	1,064,687
Non-interest bearing deposits	329,283	281,285
Shareholders’ equity	215,353	173,488

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.15%	13.69%
Non-accrual and loans past due greater than 90 days loans/total loans	4.94%	2.60%
Allowance for loan losses/total loans	1.46%	1.49%
Allowance for loan losses/non-accrual loans	29.97%	57.27%
Tier 1 Leverage ratio	11.79%	11.78%
Tier 1 risk based capital	23.97%	21.02%
Total risk based capital	25.23%	23.08%

	For the three months ended December 31,
	2011	2010
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data and outstanding shares)

Interest income	$15,836	$11,670
Interest expense	1,585	1,857
Net interest income	14,251	9,813
Provision for loan losses	2,200	7,900
Net interest income after provision for loan losses	12,051	1,913
Non-interest income	467	11,084
Non-interest expense	11,129	10,945
Income before taxes	1,389	2,052
Income tax expense	532	775
Net income	$857	$1,277

PER SHARE DATA
Basic earnings per common share	$0.03	$0.05
Diluted earnings per common share	$0.03	$0.05
Book value per common share	$7.04	$7.00

SELECTED OPERATING RATIOS
Return on average assets	0.24%	0.40%
Return on average shareholders’ equity	1.59%	2.91%
Net interest margin	4.55%	3.53%

Average assets	$1,390,688	$1,267,750
Average shareholders’ equity	$214,245	$174,050

Number of shares of outstanding common stock	30,569,032	24,793,089

	For the year ended December 31,
	2011	2010
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)

Interest income	$60,409	$45,763
Interest expense	6,349	7,745
Net interest income	54,060	38,018
Provision for loan losses	7,000	13,520
Net interest income after provision for loan losses	47,060	24,498
Non-interest income	1,739	14,544
Non-interest expense	42,845	36,429
Income before taxes	5,954	2,613
Income tax expense	2,282	1,015
Net income	$3,672	$1,598

PER SHARE DATA
Basic earnings per common share	$0.13	$0.06
Diluted earnings per common share	$0.13	$0.06
Book value per common share	$7.04	$7.00

SELECTED OPERATING RATIOS
Return on average assets	0.28%	0.15%
Return on average shareholders’ equity	1.80%	0.91%
Net interest margin	4.76%	4.06%

Average assets	$1,303,249	$1,056,249
Average shareholders’ equity	$203,861	$174,888

Number of shares of outstanding common stock	30,569,032	24,793,089